 Exhibit 99.35

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited)

TIMMINS GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited, in Canadian dollars)
	December 31, 2010	March 31, 2010

ASSETS
Current
Cash and cash equivalents	$4,595,992	$2,694,825
Restricted cash (Note 7)	1,710,387	-
Accounts receivable (Note 3)	10,003,091	6,319,583
Inventory (Note 4)	9,785,027	6,420,154
Prepaid expenses and other current assets	1,187,269	655,704
Due from related party (Note 8)	79,200	92,656
	27,360,966	16,182,922

Equipment (Note 5)	27,207,021	24,397,467
Resource properties (Note 6)	55,856,373	41,698,893

	$110,424,360	$82,279,282
LIABILITIES

Current
Accounts payable and accrued liabilities	$5,927,199	$4,403,822
Vendor loan (Note 7)	1,728,450	1,758,120
Current portion of long term debt (Note 11)	17,429,111	8,045,163
	25,084,760	14,207,105

Future income tax	13,646,104	3,967,061
Long term debt (Note 11)	-	8,088,563
Other long term liabilities (Note 14)	1,068,659	1,035,590
Asset retirement obligation (Note 10)	961,107	929,382
	40,760,630	28,227,701

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	74,799,564	52,271,066
Convertible preference shares (Note 9)	-	13,586,780
Warrants (Note 9)	1,163,625	2,876,305
Contributed surplus (Note 9)	4,533,856	3,773,765
Deficit	(10,833,315)	(18,456,335)

	69,663,730	54,051,581

	$110,424,360	$82,279,282

Commitments and contingencies (Note 14)
Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited, in Canadian dollars, except for per share amounts)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

METAL REVENUES	$27,989,038	$-	$62,644,452	$-

EXPENSES:
Cost of sales	8,941,857	-	25,406,341	-
Depletion and depreciation	2,117,888	16,321	5,628,716	47,025
Asset write down	-	3,343	2,662	3,343
Corporate and administrative	687,589	1,489,043	2,372,520	3,602,881
Exploration expenditures	125,812	-	352,642	-
Accretion of assets retirement obligation	31,088	17,711	93,277	24,478
Stock-based compensation (Note 9)	270,643	350,327	1,379,271	454,364

INCOME (LOSS) FROM
OPERATIONS	15,814,161	(1,876,745)	27,409,023	(4,132,091)

OTHER INCOME (EXPENSES):
Other income	6,397	2,496	17,082	3,148
Interest expense	(4,341,617)	(61,056)	(10,985,280)	(188,566)
Foreign exchange gain	767,688	142,067	101,525	1,157,942
	(3,567,532)	83,507	(10,866,673)	972,524

Income (loss) before taxes	12,246,629	(1,793,238)	16,542,350	(3,159,567)

Income tax expense	4,709,278	-	8,919,330	-

Net income (loss) and comprehensive income (loss) for the period	$7,537,351	$(1,793,238)	$7,623,020	$(3,159,567)

Earnings (loss) per share – Basic	$0.06	$(0.02)	$0.06	$(0.03)
Diluted	$0.05	$(0.02)	$0.05	$(0.03)

Weighted average number of shares outstanding – Basic	136,333,705	115,587,879	127,490,877	107,768,686
Diluted	144,764,194	115,587,879	145,374,294	107,768,686

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in Canadian dollars)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period	$7,537,351	$(1,793,238)	$7,623,020	$(3,159,567)
Items not affecting cash:
Accretion of assets retirement obligation	31,088	17,711	93,277	24,478
Depletion and depreciation	2,117,888	16,321	5,628,716	47,025
Non-cash interest charges	4,341,617	61,056	10,985,280	188,566
Stock-based compensation	270,643	350,327	1,379,271	454,364
Foreign exchange (gain) loss	(1,111,482)	(143,571)	(734,182)	(1,164,573)
Asset write down	-	-	2,662	-
Future income tax expense	4,709,278	-	9,036,094	-
	17,896,383	(1,491,394)	34,014,138	(3,609,707)
Changes in non-cash working capital items:
Accounts receivable	(340,400)	(1,476,252)	(3,586,187)	(1,674,514)
Inventory	(2,430,129)	-	(3,364,873)	-
Prepaid expenses	(276,603)	63,327	(550,790)	(7,710)
Accounts payable and accrued liabilities	1,027,314	1,137,459	1,430,519	2,641,238
Due from related parties	-	(20,978)	13,456	(60,345)

Cash flows provided by (used in) operating activities	15,876,565	(1,787,838)	27,956,263	(2,711,038)

FINANCING ACTIVITIES
Shares issued for cash	290,750	5,208,400	6,609,858	17,980,923
Share issue costs	-	-	-	(944,687)
Share subscriptions	-	276,300	-	276,300
Repayment of long term debt	(6,879,840)	-	(9,041,063)	-

Cash flows (used in) provided by financing activities	(6,589,090)	5,484,700	(2,431,205)	17,312,536

INVESTING ACTIVITIES
Purchase of equipment	(1,314,962)	(562,838)	(4,811,845)	(5,203,078)
Restricted cash	(1,710,387)	-	(1,710,387)	-
Expenditures on resource properties	(5,539,196)	(3,600,552)	(17,011,485)	(7,962,614)
Deferred finance costs	(90,174)	-	(90,174)	-

Cash flows used in investing activities	(8,654,719)	(4,163,390)	(23,623,891)	(13,165,692)

Increase (decrease) in cash and cash equivalents during the period	632,756	(466,528)	1,901,167	1,435,806

Cash and cash equivalents, beginning of period	3,963,236	2,602,438	2,694,825	700,104

Cash and cash equivalents, end of period	$4,595,992	$2,135,910	$4,595,992	$2,135,910

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited, in Canadian dollars)

			Number of
	Number		Convertible					Total
	of Common		Preference			Contributed		Shareholders’
	Shares	Amount	Shares	Amount	Warrants	Surplus	Deficit	Equity

Balance, March 31, 2009	71,730,454	$33,915,729	11,000,000	$13,586,780	$430,400	$3,179,625	$(9,840,415)	$41,272,119
Issued:
Pursuant to private placement (Note 9b)	5,989,500	2,021,008	-	-	374,792	-	-	2,395,800
Pursuant to private placement (Note 9c)	25,873,060	8,359,450	-	-	1,989,774	-	-	10,349,224
Pursuant to exercised options (Note 9d)	775,000	833,370	-	-	-	(377,120)	-	456,250
Pursuant to exercised warrants (Note 9e)	10,703,500	7,764,026	-	-	(1,341,926)	-	-	6,422,100
Share issue costs (Notes 9b and c)	-	(769,542)	-	-	(175,146)	-	-	(944,688)
Warrants issued on financing (Note 11)	-	-	-	-	1,745,436	-	-	1,745,436
Reclassification of warrants exercised in prior years	-	147,025	-	-	(147,025)	-	-	-
Stock-based compensation	-	-	-	-		971,260	-	971,260
Net loss	-	-	-	-		-	(8,615,920)	(8,615,920)

Balance, March 31, 2010	115,071,514	52,271,066	11,000,000	13,586,780	2,876,305	3,773,765	(18,456,335)	54,051,581
Issued:
Pursuant to exercised options (Note 9f)	1,302,500	1,417,430	-	-	-	(619,180)	-	798,250
Pursuant to exercised warrants (Note 9g)	9,352,680	7,524,288	-	-	(1,712,680)	-	-	5,811,608
Conversion of preference shares (Note 9a)	11,000,000	13,586,780	(11,000,000)	(13,586,780)	-	-	-	-
Stock-based compensation	-	-	-	-	-	1,379,271	-	1,379,271
Net income	-	-	-	-	-	-	7,623,020	7,623,020
Balance, December 31, 2010	136,726,694	$74,799,564	-	$-	$1,163,625	$4,533,856	$(10,833,315)	$69,663,730

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) ( collectively the “Subsidiary”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the TSX Venture Exchange. The recovery of the Company’s investment in its resource properties is dependent upon sale of mineral products produced from these properties, the possible sale of any of its resource properties and the ability to raise sufficient capital to continue to explore, develop and operate these properties at a profit.

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. These unaudited interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent audited annual statements for years ended March 31, 2010 and 2009. In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at December 31, 2010 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending March 31, 2010 or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION

Restatement of September 30, 2010 interim financial statements

The September 30, 2010 figures have been restated to adjust for certain errors related to deferred stripping and future income tax liability. The Company expects to issue amended financial statements as at September 30, 2010 and for the three and six-month periods then ended. The effects of the restatement are summarized as follows:

		As at September 30, 2010
		As reported		As restated

Balance sheet
Inventory		$5,608,358		$7,354,898
Future income tax liability		3,797,900		8,264,975

		September 30, 2010
	As reported three	As restated three	As reported six	As restated six
	months ended	month ended	months ended	month ended

Statement of operations
Cost of sales	$10,132,057	$8,385,517	$18,211,024	$16,464,484
Income tax expense	(153,859)	4,313,216	(257,023)	4,210,052
Net income and comprehensive income	3,634,855	914,320	2,806,204	85,669
Earnings per share - basic and diluted	0.03	0.01	0.02	0.00

Reclassification

The comparative financial statements have been reclassified to conform to the presentation of the current year financial statements; specifically the Statement of Operations has been amended following the commencement of commercial operations at the San Francisco Mine on April 1, 2010.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION (continued)

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

	a)	Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”) and 1602, Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581, Business Combinations (“Section 1581”) and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under !FRS. Section 1582 is required for the Company’s. business combinations with acquisition dates on or after April 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning April 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time.

Under Section 1582, business combinations are accounted for under the “acquisition method”, compared to the “purchase method” previously required by Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion was recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at 100% of the fair value of identifiable net assets acquired. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount.

	b)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

3.	ACCOUNTS RECEIVABLE

	December 31, 2010	March 31, 2010

Accounts receivable- Gold sales	$6,850,532	$2,525,135
IVA (value added tax receivable in Mexico)	2,856,007	3,458,079
Other	296,552	336,369
	$10,003,091	$6,319,583

4.	INVENTORY

The major components of the Company’s inventory balances is follows:

	December 31, 2010	March 31, 2010

Gold in-process	$6,670,861	$4,056,326
Materials and supplies	3,114,166	2,363,828
	$9,785,027	$6,420,154

Cost of sales was comprised of the following:

	Three months	Nine months
	ended	ended
	December 31, 2010	December 31, 2010
Costs of mining	$3,930,650	$15,316,409
Crushing and gold recovery costs	3,379,521	8,356,443
Mine site administration costs	1,725,488	3,143,934
Other costs	500,568	-
Transport and refining	89,219	207,888
Net change in inventory	(683,589)	(1,618,333)
	$8,941,857	$25,406,341

5.	EQUIPMENT

	December 31, 2010				March 31, 2010
			Net			Net
		Accumulated	Book		Accumulated	Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Building	$127,833	$-	$127,833	$-	$-	$-
Computer equipment	330,226	162,551	167,675	249,097	105,932	143,165
Machinery and equipment	24,114,023	1,821,289	22,292,734	19,784,186	29,931	19,754,255
Leasehold improvements	8,259	7,020	1,239	8,259	5,781	2,478
Mine equipment and buildings	3,832,497	16,074	3,816,423	3,794,602	-	3,794,602
Office furniture and equipment	447,193	77,151	370,042	325,595	49,894	275,701
Vehicles	700,767	269,692	431,075	598,743	171,477	427,266
	$29,560,798	$2,353,777	$27,207,021	$24,760,482	$363,015	$24,397,467

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES

		December 31, 2010
			Depletion	Net Book
		Cost	and Depreciation	Value

Resource properties		$59,494,326	$3,637,954	$55,856,373

		March 31, 2010
			Depletion	Net Book
		Cost	and Depreciation	Value

Resource properties		$41,698,893	$-	$41,698,893

		Non-	December 31,	March 31,
	Depletable	depletable	2010	2010

San Francisco (Note 6a)	$53,103,330	$-	$53,103,330	$39,547,681
El Capomo (Note 6b)	-	451,784	451,784	412,743
Cocula (Note 6c)	-	1,332,762	1,332,762	1,134,633
El Picacho (Note 6d)	-	222,099	222,099	174,630
Other properties (Note 6e)	-	746,398	746,398	429,206
	$53,103,330	$2,753,043	$55,856,373	$41,698,893

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property.

b)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

c)	Cocula Property

On July 18, 2007, the Company finalized an option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to make a final payment of US$1,050,000 on or before July 18, 2011.

d)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to make a final payment of US$1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

	e)	Other Properties

In November 23, 2010 the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest the Company is required to make payments of up to US$2 million at various dates up to January 2015.

On November 24, 2010 the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn its interest the Company is required to make payments of up to US$1 million and incur exploration expenditures of up to US$2 million at various dates up to November 2013.

The Company has received title to the Santa Maria del Oro claim in Jalisco, Onesimo claims in Mazapil-Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

7.	VENDOR LOAN AND RESTRICTED CASH

Under the San Francisco Property Acquisition Agreement (the “Agreement”), the Company agreed to purchase certain mine equipment, buildings and mining concessions from the vendor for US$4,025,000 ($4,004,265) including IVA. Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010 amounting to US$2,300,000 ($2,288,151) including IVA. During the three months period ended December 31, 2010, an order was issued by Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Arrangement to SAT through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. During February 2011, the order was overturned and the funds are no longer being held to satisfy the vendor’s obligations and thus the Company is liable to the vendor under the original terms of the Agreement. The Company has commenced the proceedings necessary to return the restricted funds held by an institutional bank and payment to the vendor is expected to be made when the funds are returned to the Company.

8.	RELATED PARTY TRANSACTIONS

During the period ended December 31, 2010, the Company entered into the following transactions with related parties:

	a)	The Company incurred $232,214 ($90,910 –three month period ended December 31, 2010, 2009 - $106,670) of geological and consulting fees to directors and officers of the Company for the nine month period ended December 31, 2010. As of December 31, 2010, $6,100 (March 31, 2010 - $3,469) was advanced to these directors and officers.

	b)	In the nine months period ended December 31, 2010, the Company paid $48,600 (2009 - $55,200) as consulting fees to its Chief Financial Officer.

	c)	The Company incurred $Nil (2009 - $60,345) for rent and administrative expenses on behalf of a company that formerly had directors in common for the nine months ended December 31, 2010. As of December 31, 2009 the company was no longer a related party. As of December 31, 2010 $79,200 is due from this company (March 31, 2010 - $92,656).

The transactions with related parties were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the parties.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

9.	SHARE CAPITAL

Authorized: unlimited number of common shares without par value unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

a)	During fiscal 2009, the Company closed a private placement financing with an investment fund totalling $19,300,000. The financing occurred in two stages. The first stage, closed on June 10, 2008, consisted of 4,000,000 common shares at a price of $1.25 per share for gross proceeds of $5,000,000. The second stage closed on July 14, 2008, and consisted of 11,000,000 special warrants at a price of $1.30 per special warrant for total proceeds of $14,300,000. Each special warrant was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 warrants. Each whole convertible share purchase warrant was exercisable into one convertible preference share at a price of $1.50 per share, on or before October 1, 2008.

On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 convertible preference shares and 3,500,000 warrants. On October 1, 2008, all the warrants expired. The convertible preference shares are convertible into one common share of the Company without payment of any additional consideration. A total $871,239 of share issue costs were incurred in connection with this private placement. On September 13, 2010, 11,000,000 convertible preferred shares were exercised and converted to 11,000,000 common shares.

b)	On April 21, 2009, the Company closed a second tranche of a private placement (the first tranche closed in June 2008). This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering.

c)	On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering.

d)	During the year ended March 31, 2010, 775,000 options were exercised at prices ranging from $0.55 to $0.70 $377,120 was transferred from contributed surplus.

e)	During the year ended March 31, 2010, 10,703,500 warrants were exercised at a price of $0.60. $1,341,926 was transferred to share capital.

f)	During the nine months ended December 31, 2010, 1,302,500 options were exercised at an average price of $0.61. $619,180 was transferred from contributed surplus.

g)	During the nine months ended December 31, 2010, 9,352,680 warrants were exercised at an average price of $0.61. $1,712,680 was transferred to share capital.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

9.	SHARE CAPITAL (continued)

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding, March 31, 2009	6,262,500	$0.62
Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50
Outstanding, March 31, 2010	7,950,000	0.77

Exercised	(1,302,500)	0.61
Expired	(535,000)	0.84
Outstanding and exercisable , December 31, 2010	6,112,500	$0.79

Stock options outstanding at December 31, 2010 are as follows:

	Number
Number of Options	of Options	Exercise
Outstanding	Exercisable	Price	Expiry Date

800,000	800,000	$ 0.35	July 25, 2011
1,325,000	1,325,000	$ 0.70	May 11, 2012
100,000	100,000	$ 0.50	July 18, 2012
1,225,000	1,225,000	$ 0.75	November 27, 2012
2,387,500	2,387,500	$ 1.00	November 13, 2014
275,000	275,000	$ 1.00	November 27, 2014
6,112,500	6,112,500

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

9.	SHARE CAPITAL (continued)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number	Weighted
	of	Average
	Warrants	Exercise Price
Outstanding, March 31, 2009	3,125,000	$0.60

Issued	18,931,280	0.63
Exercised	(10,703,500)	0.60

Outstanding, March 31 ,2010	11,352,780	0.65

Exercised	(9,352,680)	0.62
Expired	(100)	0.60

Outstanding, December 31, 2010	2,000,000	$0.80

Warrants outstanding at December 31, 2010 expire on January 26, 2012.

Stock-based compensation

The total fair value of stock options recognized as an expense during the nine months period ended December 31, 2010 was $1,379,271 (2009 - $454,364).There were no option grants in the period ended December 31, 2010.

The following assumptions were used for the Black-Scholes valuation of stock options and agents’ compensation options granted:

Year ended
March 31, 2010
Risk-free interest rate	1 – 2.75%
Expected life of options	1-4 years
Annualized volatility	89 – 119%
Dividend rate	0.00%

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the table above. Because Black-Scholes option valuation models incorporate ranges of assumption for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise pattern within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected term of options granted represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. The risk-free rate is based on the Canadian government bonds rate.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

10.	ASSET RETIREMENT OBLIGATIONS

	December 31,	March 31,
	2010	2010
Balance, beginning of the period – April 1,	$929,382	$222,236
Accretion	48,604	13,465
Effect of foreign exchange	(16,879)	(43,402)
Change in estimate	-	737,083

Balance, end of the period	$961,107	$929,382

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 ($1,057,487), which has been discounted using a credit-adjusted interest rate of 6.674% . All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

11.	LONG TERM DEBT

On January 22, 2010, the Company issued US $15 million in principal amount of gold-linked notes (the “Gold Loan”) to Sprott Asset Management LP. Included with the notes was an aggregate of 3 million share purchase warrants allowing the holder to acquire common shares of the Company at a price of $0.80 for up to 24 months. (The warrants were valued at $1,830,000.) The proceeds received have been recorded separately for the warrants and for the resulting debt and at issuance, the debt was recorded at US$13,361,213 ($14,137,500).

The Gold Loan is to be repaid in 12 monthly installments commencing in September 2010. Each monthly payment will be the US$ cash equivalent of 1,667 ounces of gold. In addition, the Company has guaranteed the holders of the Gold Loan to receive a minimum payment over the term of the loan of US$18,375,000 ($18,275,775). The loan is secured by among other things, a first charge on the assets of MdN. After evaluating the expected payments to be made, and after considering the separate recognition of the warrants referred to above, the debt is recorded at a discount to its face value.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the $US denominated debt instrument (the “Embedded Derivative”). This derivative is the equivalent of a series of 12 USD/Gold forward contracts which mature on each of the principal dates. As a result, the value of the loan is revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates.

For the nine months ended December 31, 2010, total interest expense recorded on the debt was $10,985,280 including $6,129,198 ($1,838,813 for the three months ended December 31, 2010) related to the recognition of the fair value of the Embedded Derivative.

	December 31,	March 31,
	2010	2010
Accreted principal amount	$13,344,522	$15,510,300
Unrealized loss on embedded derivative	4,084,589	623,426
	$17,429,111	$16,133,726

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Depletion expenses allocated to development expenditures	$897,810	$30,391	$1,995,344	$76,915
Fair value of warrants issued for financings	-	-	-	2,364,566
Converted preferred shares to common shares	-	-	13,586,780	-

During the periods ended December 31, 2010 and 2009, the Company made no payments relating to income tax or interest expense.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Categories of Financial Assets and Liabilities

In accordance with Canadian GAAP, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable, the vendor loan, and the Gold Loan and other long term liabilities are classified as other financial liabilities. The fair value of the accounts payable and the vendor loan approximate their carrying value due to the short-term nature of the obligations. The fair value of the Gold Loan at December 31, 2010 was $17,856,576 (March 31, 2010: $18,138,266) and was calculated using a discounted cash flow using market-based assumptions.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

b)	Categories of Financial Assets and Liabilities

At December 31, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet at fair value. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2

Cash and cash equivalents	$4,595,992	$-
Restricted Cash	1,710,387	-
Embedded Derivative	-	4,084,589

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

13.	FINANCIAL INSTRUMENTS (continued)

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At December 31, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above. The Gold Loan is recognized in two components with the debt host instrument recorded at its accreted principal amount. The Embedded Derivative is recorded in addition to the principal and is recorded at fair value.

14.	COMMITMENTS AND CONTINGENCIES

a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011	$106,270
2012	13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

b)	Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defenses against any claims.

c)	On March 1, 2010, the Company re-entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months.

d)	The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA).

Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,068,659 (March 31, 2010 - $1,035,590).

15.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of resource properties located in two geographical segments, Canada and Mexico. Geographic information is as follows:

	Total		Resource		Other
	Assets	Equipment	Properties	Inventory	Assets
December 31, 2010
Canada	$ 976,548	$ 27,892	$ -	$ -	$ 948,656
Mexico	109,447,812	27,179,129	55,856,373	9,785,027	16,627,283

	$ 110,424,360	$ 27,207,021	$ 55,856,373	$ 9,785,027	$ 17,575,939
March 31, 2010
Canada	$ 1,039,142	$ 28,472	$ -	$ -	$ 1,010,670
Mexico	81,240,140	24,368,995	41,698,893	6,420,154	8,752,098

	$ 82,279,282	$ 24,397,467	$ 41,698,893	$ 6,420,154	$ 9,762,768

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

15.	SEGMENTED INFORMATION (continued)

For the nine month period ended December 31, 2010, the segmented results from operations were as follows:

	Mexico	Canada	Consolidated
Metal revenues	$62,644,444	$8	$62,644,452
Expenses:
Cost of sales	25,406,341	-	25,406,341
Depletion and depreciation	4,285,983	1,342,733	5,628,716
Asset write downs	2,662	-	2,662
Accretion of reclamation liability	93,277	-	93,277
Corporate and administration	60,417	2,312,102	2,372,519
Exploration expenditures	69,652	282,990	352,642
Stock-based compensation	-	1,379,271	1,379,271
Income (loss) from operations	32,726,112	(5,317,088)	27,409,023
Other income (expenses):
Other income	17,082	-	17,082
Interest expense, net	(63,916)	(10,921,364)	(10,985,280)
Foreign exchange loss	(346,763)	448,287	101,525
Net income (loss) before taxes	32,332,515	(15,790,165)	16,542,350

Income taxes	9,323,659	(404,329)	8,919,330
Net income (loss) after tax	$23,008,856	$(15,385,836)	$7,623,030

For the three month period ended December 31, 2010, the segmented results from operations was as follows:

	Mexico	Canada	Consolidated
Metal revenues	$27,989,030	$8	$27,989,038
Expenses:
Cost of sales	8,941,857	-	8,941,857
Depletion and depreciation	1,704,850	413,038	2,117,888
Accretion of reclamation liability	31,088	-	31,088
Corporate and administration	(24,670)	712,259	687,589
Exploration expenditures	69,652	56,160	125,812
Stock-based compensation	-	270,643	270,643
Income (loss) from operations	17,266,253	(1,452,092)	15,814,161
Other income (expenses):
Other income	6,397	-	6,397
Interest expense, net	603	(4,342,220)	(4,341,617)
Foreign exchange loss	(338,859)	1,106,547	767,688
Net income (loss) before taxes	16,934,394	(4,687,765)	12,246,629

Income taxes expense	4,856,584	(147,306)	4,709,278
Net income (loss) after tax	$12,077,810	(4,540,459)	$7,537,351

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

16.	SUBSEQUENT EVENTS

a)	On February 10, 2011, the Company filed a preliminary registration statement with the Securities and Exchange Commission (the “SEC”) in respect of its exchange offer to acquire all of the outstanding shares of common stock of Capital Gold Corporation (“Capital Gold”). Under the terms of the exchange offer, Capital Gold stockholders would receive 2.27 Timmins Gold common shares for each share of Capital Gold common stock. If all stockholders of Capital Gold accept the offer, a total of 146,911,472 shares of the Company would be issued.

b)	From January 1, 2011 to February 28, 2011, 200,000 options with an exercise price of $1.00 were exercised.

c)	The Company made payments of $2,351,387 on January 4, 2011 and $2,196,227 on February 3, 2011 with respect to the Gold Loan.